UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5407

Trust For Credit Unions

(Exact name of registrant as specified in charter)

4900 Sears Tower
Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

	Copies to:
Howard B. Surloff, Esq.	Jeffrey A. Dalke, Esq.
Goldman Sachs & Co.	Drinker Biddle & Reath LLP
One New York Plaza	One Logan Square
New York, New York 10004	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (800) 621-2550

Date of fiscal year end: August 31

Date of reporting period: February 29, 2004

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

TRUST

for Credit Unions

Semi-Annual Report

February 29, 2004

TCU ECONOMIC SUMMARY

SEMI-ANNUAL REPORT ECONOMIC COMMENTARY

Dear Unitholders:

This report provides an overview on the performance of the Trust for Credit Unions (TCU) Portfolios during the six-month reporting period that ended February 29, 2004.

Economic Summary

While the economic landscape showed signs of improvement over the reporting period, continued labor weakness and the decline in consumer confidence cast uncertainty over an economic recovery. Mixed economic data resulted in lower interest rates during the six-month reporting period. At the beginning of the period, a combination of historically low levels of inflation, soft labor statistics and falling consumer sentiment helped to drive Treasury yields lower. The market reversed course somewhat in the fourth quarter of 2003, with Treasury prices declining as the market reacted to an improved economic backdrop. Consumer sentiment rose to its highest level since June 2002, due to more positive labor market data and gains across multiple sectors of the economy. The unemployment rate dropped from 6.1% to 5.9%; however, payroll numbers continued to come in weaker than expected. In response to stronger economic indicators, the Federal Reserve Board (the "Fed") softened its tone regarding disinflation at its December 2003 meeting and shifted to a balanced risk assessment. Nevertheless, mixed economic signals going into the new year tempered this positive momentum. In addition, the trade deficit widened to $42.5 billion from $38.0 billion in February 2004.

Since cutting short-term interest rates on June 25, 2003 to 1.00%, the Federal Open Market Committee has held rates steady. In his semiannual testimony to Congress on February 11, 2004, Chairman Alan Greenspan gave a relatively balanced view. To summarize his comments, he outlined positive prospects for the economy, but highlighted the uncertainties when he said, "Looking forward, the odds of sustained robust growth are good, although, as always, risks remain." He also indicated that the Fed "can be patient in removing its current policy accommodation" due to slack in the labor market and low inflation.

The Fixed Income Markets Rise

During the reporting period, the overall U.S. fixed income market, as measured by the Lehman Brothers Aggregate Bond Index, returned 4.92%. The market's strength was surprising to some, given the growth of the economy. However, assurances by the Fed that it would maintain accommodative economic policies, a sluggish job recovery, and geopolitical concerns propelled the bond market for much of the period. As was the case with the equity markets, bond investors who assumed additional risks generated the best results, as high yield bonds generated superior returns compared to more conservative fixed income investments.

As always, we appreciate your investment and look forward to serving your investment needs in the future.

Sincerely,



Charles W. Filson
President
Callahan Financial Services, Inc.
and Trust For Credit Unions
March 18, 2004

The reports concerning the Portfolios included in this unitholder report may contain certain forward-looking statements about the factors that may affect the performance of the Portfolios in the future. These statements are based on Portfolio management's predictions and expectations concerning certain future events and their expected impact on the Portfolios, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Portfolios. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This Semi-Annual Report is authorized for distribution to prospective investors only when preceded or accompanied by the Trust for Credit Unions Prospectus, which contains facts concerning the Portfolios' objectives and policies, management, expenses and other information.

Please note that an investment in a TCU Portfolio is not a credit union deposit and is not insured or guaranteed by the National Credit Union Share Insurance Fund, the National Credit Union Administration, or any other government agency. Although the Money Market Portfolio seeks to preserve the value of your investment at $1.00 per unit, it is possible to lose money by investing in the Portfolio.

TCU MONEY MARKET PORTFOLIO

Objective

The objective of the TCU Money Market Portfolio ("MMP" or the "Portfolio") is to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity by investing in high quality money market instruments authorized under the Federal Credit Union Act.

Performance Review

For the six-month period that ended February 29, 2004, the MMP had a six-month simple average yield of 0.95%. This compared to the 0.72% return of the iMoneyNet Money Fund Report Averages for First Tier — Institutional Only Money Market Funds. As of February 29, 2004, the Portfolio had standardized seven-day current and effective yields, with fee waivers, of 0.96%. As of that date, the Portfolio's standardized seven-day current and effective yields, without fee waivers, would have been 0.79%. The past performance of the Portfolio is no indication of its future results. Yields will fluctuate. Unless otherwise noted, performance reflects fee waivers in effect. In their absence, performance would be reduced.

Portfolio Composition and Investment Strategies

The money market yield curve began to steepen in the second half of 2003. The economy was expanding — as evidenced by third quarter GDP rising to 8.2% — and there was concern about possible Fed tightening in mid-2004. As such, the Portfolio Management Team began to invest further out on the yield curve, primarily in the six- and 12-month sectors, in an effort to extend the duration of the Portfolio. However, soft economic data, especially in the labor market, caused the money market yield curve to rally significantly. Given the flat nature of the yield curve, the Portfolio Management Team shifted their investment focus to the shorter end of the curve, primarily buying three-month securities. Given the Goldman Sachs interest rate forecast of no Fed tightening until 2005, the Portfolio Management Team will attempt to take advantage of any future steepening in the yield curve.

The supply of domestic bank-issued securities remained extremely low throughout the reporting period. In addition, U.S. government agencies continued issuing debt at a near record pace. This resulted in the credit spread between bank debt and government agencies shrinking to extremely tight levels. As a result, the Portfolio Management Team maintained a relatively high allocation to U.S. government agency securities.

Portfolio Composition as of February 29, 2004*



Variable Rate Obligations 21.1%

U.S. Government
Agency 8.9%

CDs 14.7%

Repurchase
Agreements 55.3%

* *These percentages, which reflect Portfolio holdings as a percentage of total investments, may differ from those in the accompanying Statement of Investments, which reflect Portfolio holdings as a percentage of net assets.*

TCU GOVERNMENT SECURITIES PORTFOLIO

Objective

The TCU Government Securities Portfolio ("GSP" or the "Portfolio") seeks to achieve a high level of current income, consistent with low volatility of principal, by investing in obligations authorized under the Federal Credit Union Act. Under normal circumstances, at least 80% of the net assets (measured at the time of purchase) of GSP will be invested in securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises. The Portfolio expects these securities will be primarily mortgage-related securities. An investment in the Portfolio is neither insured nor guaranteed by the U.S. government. GSP's maximum duration is equal to that of a Two-Year U.S. Treasury Security, and its target duration is to be no shorter than that of a Six-Month U.S. Treasury Bill Index and no longer than that of a One-Year U.S. Treasury Note Index. As of February 29, 2004, the Portfolio's actual duration was 0.66 years, compared to 0.74 years for a Nine-Month Treasury average.

Performance Review

For the six-month period that ended February 29, 2004, the cumulative total return of GSP was 1.47% versus the 0.75% cumulative total return for the nine-month Treasury average. (The nine-month Treasury average represents an equally weighted blend of the Six-Month U.S. Treasury Bill Index and the One-Year U.S. Treasury Note Index, as reported by Merrill Lynch. The Nine-Month Treasury Security does not reflect any fees or expenses.)

The Portfolio's net asset value fell slightly during the review period, closing at $9.57, versus $9.58 on August 31, 2003. As of February 29, 2004, the Portfolio's standardized 30-day yield was 2.51% and its 30-day distribution rate was 3.28%. The past performance of the Portfolio is no indication of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, will be worth more or less than their original cost. Pursuant to the provisions of the Internal Revenue Code, the Portfolio distributes substantially all of its net investment company taxable income each year. The amount of these income distributions to unitholders, which are calculated in accordance with relevant tax requirements, can differ from the amount of the Portfolio's net investment income for financial reporting purposes, which is calculated in accordance with generally accepted accounting principles.

Portfolio Composition and Investment Strategies

The Treasury yield curve flattened over the reporting period as intermediate- to longer-term yields rallied more than yields at the shorter end of the curve. A significant part of the rally occurred at the beginning of the reporting period as disappointing labor statistics cast uncertainty over the economic recovery. The Portfolio Management Team dynamically adjusted the Portfolio's duration positioning over the period as the market reacted to economic data. This strategy proved to be beneficial to performance as the Treasury market exhibited significant volatility over the period. The Portfolio Management Team is currently targeting a neutral duration position due to their view that the Fed will remain on hold, especially in the near term.

Mortgage spreads ended the period tighter relative to Treasuries. Despite slowing down considerably in the fourth quarter 2003, refinancing rates climbed higher in 2004, hitting levels not seen in seven months. As volatility persisted in the mortgage market, the Portfolio continued to hold lower risk mortgages versus higher risk, longer-term securities. The Portfolio Management Team has emphasized buying current coupon 15-years and premium collateralized mortgage obligations (CMOs) in order to maximize option-adjusted spreads, while seeking to limit risk.

Portfolio Composition* (as of February 29, 2004)



Issuer Allocation* (as of February 29, 2004)



* These percentages, which reflect Portfolio holdings as a percentage of total investments, may differ from those in the accompanying Statement of Investments, which reflect Portfolio holdings as a percentage of net assets.

TCU MORTGAGE SECURITIES PORTFOLIO

Objective

The TCU Mortgage Securities Portfolio ("MSP" or the "Portfolio") seeks to achieve a high level of current income, consistent with relatively low volatility of principal, by investing in obligations authorized under the Federal Credit Union Act. Under normal circumstances, at least 80% of the net assets (measured at the time of purchase) of MSP will be invested in mortgage-related securities. These securities include privately issued mortgage-related securities rated, at the time of purchase, in one of the two highest rating categories by a Nationally Recognized Statistical Rating Organization (NRSRO) and mortgage-related securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises. Mortgage-related securities held by MSP may include adjustable rate and fixed rate mortgage pass-through securities, collateralized mortgage obligations and other multi-class mortgage-related securities, as well as other securities that are collateralized by or represent direct or indirect interests in mortgage-related securities or mortgage loans.

An investment in the Portfolio is neither insured nor guaranteed by the U.S. government. MSP invests in obligations authorized under the Federal Credit Union Act with a maximum portfolio duration not to exceed that of a Three-Year U.S. Treasury Security and a target duration equal to that of its benchmark, the Two-Year U.S. Treasury Security. As of February 29, 2004, the Portfolio's actual duration was 1.68 years, versus 1.88 years for its benchmark.

Performance Review

The Portfolio's cumulative total return for the six-month period ended February 29, 2004 was 2.79%, versus a 2.10% cumulative total return for the Two-Year U.S. Treasury Index. The Portfolio's net asset value rose during the review period, closing at $9.82, versus $9.74 on August 31, 2003. As of February 29, 2004, the Portfolio's standardized 30-day yield was 3.78% and its 30-day distribution rate was 4.05%. The past performance of the Portfolio is no indication of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, will be worth more or less than their original cost. Pursuant to the provisions of the Internal Revenue Code, the Portfolio distributes substantially all of its net investment company taxable income each year. The amount of these income distributions to unitholders, which are calculated in accordance with relevant tax requirements, can differ from the amount of the Portfolio's net investment income for financial reporting purposes, which is calculated in accordance with generally accepted accounting principles.

Portfolio Composition and Investment Strategies

The Treasury yield curve flattened over the reporting period as intermediate- to longer-term yields rallied more than yields at the shorter end of the curve. A significant part of the rally occurred at the beginning of the reporting period as disappointing labor statistics cast uncertainty over the economic recovery. The Portfolio Management Team dynamically adjusted the Portfolio's duration positioning over the period as the market reacted to economic data. This strategy proved to be beneficial to performance as the Treasury market exhibited significant volatility over the period. The Portfolio Management Team is currently targeting a neutral duration position due to their view that the Fed will remain on hold, especially in the near term.

Mortgage spreads ended the period tighter relative to Treasuries. Despite slowing down considerably in the fourth quarter 2003, refinancing rates climbed higher in 2004, hitting levels not seen in seven months. As volatility persisted in the mortgage market, the Portfolio continued to hold lower risk mortgages versus higher risk, longer-term securities. The Portfolio Management Team has emphasized buying current coupon 15 years and premium collateralized mortgage obligations (CMOs) in order to maximize option-adjusted spreads, while seeking to limit risk.

Portfolio Composition* (as of February 29, 2004)



Issuer Allocation* (as of February 29, 2004)



* *These percentages, which reflect Portfolio holdings as a percentage of total investments, may differ from those in the accompanying Statement of Investments, which reflect Portfolio holdings as a percentage of net assets.*

MONEY MARKET PORTFOLIO

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Certificates of Deposit (14.7%)			
American Express Centurion Bank			
$ 45,000	1.03%	03/12/2004	$ 45,000
First Tennessee Bank, N.A.			
40,000	1.04	05/24/2004	40,000
M & I Marshall & IIsley Bank			
40,000	1.08	03/18/2004	40,000
Wells Fargo Bank			
45,000	1.02	03/15/2004	45,000
Total Certificates of Deposit.........			$ 170,000
Government Agency Securities (8.9%)			
Federal Home Loan Bank			
$ 10,000	1.22%	08/04/2004	$ 9,999
12,000	2.00	11/15/2004	12,043
Federal Home Loan Mortgage Corp. Discount Notes			
7,300	1.13	06/09/2004	7,277
13,375	1.15	06/17/2004	13,329
10,000	6.25	07/15/2004	10,179
20,000	1.31	02/08/2005	19,750
Federal National Mortgage Association			
25,000	6.50	08/15/2004	25,600
5,000	7.13	02/15/2005	5,275
Total Government Agency Securities...........................			$ 103,452
Variable Rate Obligations# (21.1%)			
Federal Farm Credit Bank			
$ 25,000	0.98%	03/20/2004	$ 24,997
Federal Home Loan Bank			
25,000	1.08	04/05/2004	24,999
25,000	0.99	05/25/2004	24,996
Federal Home Loan Mortgage Corp.			
50,000	1.11	04/07/2004	50,000
Federal National Mortgage Association			
25,000	1.11	03/10/2004	25,000
25,000	0.97	03/29/2004	24,982
20,000	1.02	04/28/2004	19,995
25,000	1.04	05/11/2004	24,993
25,000	1.04	05/18/2004	24,995
Total Variable Rate Obligations......			$ 244,957
Total Investments Before Repurchase Agreements...........			$ 518,409

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements—Unaffiliated Issuers^ (51.3%)			
Deutsche Bank			
$ 25,000	1.05%	04/06/2004	$ 25,000
Maturity Value: $25,066			
Dated: 01/06/2004			
Joint Account I°			
135,400	1.01	03/01/2004	135,400
Maturity Value: $135,411			
Joint Account II°			
410,000	1.07	03/01/2004	410,000
Maturity Value: $410,036			
UBS LLC			
25,000	1.05	04/06/2004	25,000
Maturity Value: $25,065			
Dated: 01/07/2004			
Total Repurchase Agreements— Unaffiliated Issuers.................			$ 595,400
Repurchase Agreements—Affiliated Issuers (3.9%)			
Goldman, Sachs & Co.			
$ 45,000	1.04%	05/11/2004	$ 45,000
Maturity Value: $45,117			
Dated: 02/11/2004			
Total Repurchase Agreements— Affiliated Issuers....................			$ 45,000
Total Investments			$ 1,158,809

\# Variable rate securities. Coupon rates disclosed are those which are in effect at February 29, 2004. Maturity date shown is the date of the next coupon rate reset or actual maturity.

^ Unless noted, all repurchase agreements were entered into on February 27, 2004.

° At February 29, 2004, Joint Account I was fully collateralized by U.S. Treasury obligations and Joint Account II was fully collateralized by Federal Agency obligations.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

The accompanying notes are an integral
part of these financial statements.

TRUST FOR CREDIT UNIONS

GOVERNMENT SECURITIES PORTFOLIO

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value	Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations (61.3%)				**Mortgage-Backed Obligations—(Continued)**			
Adjustable Rate Federal Home Loan Mortgage Corp. (FHLMC) # (6.2%)				*Adjustable Rate FNMA—(Continued)*			
				$ 391	3.06%	11/01/2017	$ 404
$ 811	3.00%	08/01/2017	$ 825	307	3.31	11/01/2017	310
1,144	4.42	02/01/2018	1,156	915	2.93	03/01/2018	931
181	3.44	04/01/2018	185	406	3.05	04/01/2018	415
1,388	3.24	05/01/2018	1,425	341	2.99	05/01/2018	348
544	3.21	07/01/2018	558	488	3.01	06/01/2018	497
1,337	5.60	11/01/2018	1,363	82	3.50	06/01/2018	84
2,152	3.18	08/01/2019	2,206	906	3.35	09/01/2018	929
1,810	3.27	08/01/2019	1,858	4,703	3.20	10/01/2018	4,739
6,825	6.88	11/01/2019	7,159	277	3.05	11/01/2018	282
1,179	3.36	07/01/2021	1,214	1,329	3.37	12/01/2018	1,366
1,298	3.09	11/01/2021	1,327	420	3.40	02/01/2019	425
1,021	3.12	02/01/2022	1,044	618	3.01	05/01/2019	631
4,723	3.47	02/01/2022	4,896	768	3.04	07/01/2019	783
4,134	3.45	04/01/2022	4,278	2,062	7.07	12/01/2019	2,126
342	2.33	11/01/2022	343	860	2.75	01/01/2020	883
458	2.47	11/01/2022	462	331	3.07	05/01/2020	334
2,594	3.34	11/01/2022	2,675	2,720	5.70	05/01/2020	2,835
2,930	3.37	11/01/2022	3,020	1,411	4.09	12/01/2020	1,458
1,639	3.38	06/01/2024	1,693	2,332	2.26	12/25/2020	2,384
276	3.11	10/01/2024	284	8,517	3.36	01/01/2021	8,737
984	5.88	10/01/2025	1,011	88	3.33	10/01/2021	89
372	3.00	02/01/2028	379	684	3.39	11/01/2021	700
872	2.99	04/01/2028	885	3,496	6.33	02/01/2022	3,644
12,489	3.35	04/01/2028	12,874	1,609	3.09	05/01/2022	1,646
2,743	6.48	08/01/2028	2,845	422	5.80	01/01/2023	437
244	2.90	07/01/2029	246	979	3.55	03/01/2024	1,008
1,034	3.68	05/01/2031	1,060	443	4.24	04/01/2025	459
17,098	3.62	08/01/2031	17,577	3,343	3.18	09/01/2025	3,428
8,824	3.40	07/01/2033	8,975	1,119	5.55	10/01/2025	1,154
10,471	3.66	11/01/2033	10,688	962	2.94	07/01/2027	980
	Total Adjustable Rate FHLMC ...		$ 94,511	1,148	3.20	07/01/2027	1,164
				1,876	3.85	04/01/2028	1,949
Adjustable Rate Federal National Mortgage Association (FNMA) # (13.3%)				1,650	4.75	07/01/2028	1,715
				1,046	4.67	01/01/2029	1,055
$ 585	4.58%	10/01/2013	$ 586	276	4.64	02/01/2029	279
467	5.30	07/01/2017	482	1,072	6.16	07/01/2031	1,107
523	2.72	11/01/2017	530	2,761	5.67	07/01/2032	2,841

The accompanying notes are an integral
part of these financial statements.

10

TRUST FOR CREDIT UNIONS

GOVERNMENT SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value	Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)				**Mortgage-Backed Obligations—(Continued)**			
Adjustable Rate FNMA—(Continued)				*Fixed Rate FHLMC—(Continued)*			
$ 1,856	5.77%	07/01/2032	$ 1,922	$ 935	6.00%	10/01/2012	$ 988
2,481	6.80	09/01/2032	2,500	498	6.00	09/01/2013	526
12,366	4.72	01/01/2033	12,764	2,070	6.50	09/01/2013	2,202
7,280	5.36	01/01/2033	7,521	1,452	6.50	10/01/2013	1,544
8,113	5.25	02/01/2033	8,382	928	6.50	05/01/2014	987
1,582	4.50	03/01/2033	1,630	806	6.50	06/01/2014	856
24,903	4.25	05/01/2033	25,595	8,889	6.00	12/01/2014	9,245
5,271	4.55	05/01/2033	5,436	2,260	6.00	02/01/2015	2,389
8,483	4.62	05/01/2033	8,751	3,466	8.00	12/01/2015	3,739
9,397	3.45	07/01/2033	9,560	5,310	6.00	03/01/2016	5,511
11,929	4.07	04/01/2034	12,154	614	6.50	07/01/2016	652
6,439	4.65	08/01/2035	6,569	4,974	5.50	12/01/2018	5,187
25,206	4.62	07/01/2036	25,717	Total Fixed Rate FHLMC.........			$ 42,349
10,578	2.66	06/01/2040	10,826	*Fixed Rate Federal National Mortgage Association*			
6,114	2.46	04/01/2041	6,230	*(FNMA) (7.6%)*			
Total Adjustable Rate FNMA			$ 201,711	$ 1	7.00%	03/01/2004	$ 1
Adjustable Rate Government National Mortgage				1	7.00	04/01/2004	1
Association (GNMA) # (0.4%)				1	6.00	06/01/2004	2
$ 409	4.63%	11/20/2020	$ 422	96	6.00	06/01/2008	102
151	4.75	09/20/2021	155	848	6.00	07/01/2008	902
1,144	4.38	05/20/2022	1,166	267	6.00	09/01/2008	284
710	4.75	09/20/2022	727	428	6.00	10/01/2008	454
962	4.38	03/20/2023	977	480	6.00	12/01/2008	510
668	4.75	07/20/2023	684	1,119	6.00	01/01/2009	1,189
481	4.75	09/20/2023	493	82	6.00	02/01/2009	87
668	4.75	09/20/2025	684	221	6.00	03/01/2009	234
390	4.38	05/20/2026	397	9,091	6.00	06/01/2009	9,342
Total Adjustable Rate GNMA.....			$ 5,705	24,678	5.50	01/01/2013	25,748
Fixed Rate Federal Home Loan Mortgage Corp.				2,302	5.50	09/01/2014	2,411
(FHLMC) (2.8%)				2,893	5.50	03/01/2016	3,030
$ 1,025	6.00%	07/01/2008	$ 1,089	2,901	8.50	04/01/2016	3,211
3,037	6.00	05/01/2009	3,225	1,846	5.50	11/01/2018	1,925
2,791	6.50	07/01/2010	2,983	1,139	5.50	12/01/2018	1,188
564	6.50	11/01/2010	601	2,095	7.00	09/01/2019	2,229
588	6.00	04/01/2011	625	1,973	6.50	05/01/2021	2,081
				2,817	6.50	06/01/2021	2,972
				6,221	6.50	07/01/2021	6,561

The accompanying notes are an integral
part of these financial statements.

11

GOVERNMENT SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
Fixed Rate FNMA—(Continued)			
$ 1,130	7.00%	07/01/2021	$ 1,202
2,543	6.50	08/01/2021	2,682
10,722	7.00	10/01/2021	11,404
4,331	6.50	12/01/2021	4,570
6,311	6.50	01/01/2022	6,659
3,429	6.50	03/01/2022	3,618
4,934	7.00	06/01/2022	5,248
381	6.50	07/01/2022	402
8,208	6.50	09/01/2022	8,662
6,177	7.00	03/01/2032	6,554
Total Fixed Rate FNMA			$ 115,465
Fixed Rate Government National Mortgage Association (GNMA) (0.0%)			
$ 614	7.00%	04/15/2026	$ 659
Collateralized Mortgage Obligations (CMOs) (31.0%)			
Regular Floater CMOs # (6.2%)			
FHLMC Series 1009, Class D			
$ 189	1.73%	10/15/2020	$ 189
FHLMC Series 1066, Class P			
491	2.03	04/15/2021	491
FHLMC Series 1406, Class F			
3,454	3.61	09/15/2022	3,517
FHLMC Series 1448, Class F			
944	2.53	12/15/2022	958
FHLMC Series 1555, Class FA			
999	2.33	08/15/2008	1,015
FHLMC Series 1575, Class FA			
2,073	2.63	08/15/2008	2,120
FHLMC Series 1604, Class FC			
1,933	3.54	11/15/2008	2,002
FHLMC Series 1618, Class FB			
1,096	3.66	10/15/2008	1,131
FHLMC Series 1631, Class FJ			
101	3.67	06/15/2022	102

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
Regular Floater CMOs—(Continued)			
FHLMC Series 1689, Class FD			
$ 11,718	3.70%	10/15/2023	$ 11,960
FHLMC Series 1698, Class FA			
1,784	1.93	03/15/2009	1,809
FNMA REMIC Trust Series 1992-137, Class F			
3,359	2.09	08/25/2022	3,416
FNMA REMIC Trust Series 1992-155, Class FC			
3,753	1.94	09/25/2007	3,793
FNMA REMIC Trust Series 1993-093, Class FB			
1,517	2.75	05/25/2008	1,548
FNMA REMIC Trust Series 1993-190, Class F			
742	2.95	10/25/2008	765
FNMA REMIC Trust Series 1993-211, Class F			
86	1.84	11/25/2008	86
FNMA REMIC Trust Series 1998-21, Class F			
1,522	1.63	03/25/2028	1,500
FNMA Series 1993-027, Class F			
4,207	2.24	02/25/2023	4,284
FNMA Series 2001-W4, Class AV1			
6,970	1.23	02/25/2032	6,978
FNMA Series 2002-T7, Class A1			
16,588	1.20	07/25/2032	16,585
FNMA Series 2002-W2, Class AV1			
11,979	1.22	06/25/2032	11,981
FNMA Series 2003-T3, Class 1A			
17,234	1.21	06/25/2033	17,234
Total Regular Floater CMOs			$ 93,464
Planned Amortization Class (PAC) CMOs (17.8%)			
FHLMC REMIC Trust Series 1432, Class H			
$ 789	7.50%	12/15/2007	$ 820
FHLMC Series 1250, Class J			
1,962	7.00	05/15/2022	2,018
FHLMC Series 1489, Class H			
622	6.25	10/15/2007	625
FHLMC Series 1512, Class H			
1,639	6.50	02/15/2008	1,687

The accompanying notes are an integral part of these financial statements.

GOVERNMENT SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
Planned Amortization Class (PAC) CMOs—(Continued)			
FHLMC Series 1513, Class N			
$ 5,000	6.50%	05/15/2008	$ 5,284
FHLMC Series 1576, Class PH			
1,501	6.00	01/15/2008	1,516
FHLMC Series 1617, Class PI			
785	6.00	02/15/2022	786
FHLMC Series 1685, Class G			
10,462	6.00	09/15/2023	10,946
FHLMC Series 1693, Class H			
10,400	6.00	12/15/2008	10,767
FHLMC Series 1703, Class GA			
3,816	6.50	10/15/2008	3,922
FHLMC Series 1720, Class PJ			
5,231	7.25	01/15/2024	5,529
FHLMC Series 1727, Class G			
2,853	6.50	02/15/2023	2,887
FHLMC Series 1993-15, Class J			
3,136	6.75	03/25/2022	3,161
FHLMC Series 2039, Class PE			
265	6.00	02/15/2012	265
FHLMC Series 2078, Class PL			
925	6.25	06/15/2012	932
FHLMC Series 2102, Class PD			
3,118	6.50	12/15/2027	3,182
FHLMC Series 2131, Class BD			
193	6.00	07/15/2024	193
FHLMC Series 2348, Class PD			
1,154	6.50	11/15/2014	1,165
FHLMC Series 2351, Class EH			
3,692	6.50	07/15/2030	3,756
FHLMC Series 2368, Class PQ			
11,188	6.50	08/15/2030	11,389
FHLMC Series 2406, Class PE			
11,086	6.50	08/15/2030	11,248
FHLMC Series 2416, Class PF			
4,173	6.00	08/15/2018	4,224
FHLMC Series 2420, Class BE			
4,394	6.50	12/15/2030	4,525

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
Planned Amortization Class (PAC) CMOs—(Continued)			
FHLMC Series 2423, Class ME			
$ 6,746	7.00%	02/15/2030	$ 6,831
FHLMC Series 2440, Class OU			
5,036	6.50	09/15/2009	5,330
FHLMC Series 2441, Class HC			
4,685	6.50	09/15/2028	4,711
FHLMC Series 2445, Class OU			
3,769	6.50	10/15/2009	3,970
FHLMC Series 2445, Class PU			
1,617	6.50	10/15/2009	1,706
FHLMC Series 2466, Class PD			
7,553	6.50	04/15/2030	7,721
FHLMC Series 2481, Class OC			
2,000	5.50	08/15/2014	2,059
FHLMC Series 2489, Class PB			
279	6.00	01/15/2026	279
FHLMC Series 2503, Class PE			
6,000	6.00	01/15/2028	6,145
FHLMC Series 2518, Class PB			
9,000	5.00	09/15/2021	9,132
FNMA REMIC Trust Series 1992-01, Class E			
447	7.50	01/25/2007	469
FNMA REMIC Trust Series 1992-094, Class J			
4,637	7.00	05/25/2007	4,845
FNMA REMIC Trust Series 1992-175, Class PH			
3,773	7.00	10/25/2007	3,960
FNMA REMIC Trust Series 1993-114, Class G			
838	6.50	11/25/2007	840
FNMA REMIC Trust Series 1996-21, Class PG			
208	6.00	02/25/2010	209
FNMA REMIC Trust Series 1996-53, Class PE			
3,207	6.50	11/18/2010	3,219
FNMA REMIC Trust Series 1997-84, Class PB			
74	5.50	01/25/2008	74
FNMA Series 1993-181, Class G			
5,841	6.25	06/25/2008	6,064
FNMA Series 1993-206, Class KA			
5,694	6.50	12/25/2022	5,782

The accompanying notes are an integral
part of these financial statements.

GOVERNMENT SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value	Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)				**Mortgage-Backed Obligations—(Continued)**			
Planned Amortization Class (PAC) CMOs—(Continued)				*Sequential Fixed Rate CMOs (5.7%)*			
FNMA Series 1993-225, Class WC				FHLMC Series 1216, Class GC			
$ 5,000	6.50%	12/25/2013	$ 5,329	$ 5,517	7.00%	03/15/2007	$ 5,727
FNMA Series 1994-51, Class PJ				FHLMC Series 1331, Class O			
2,000	6.50	09/25/2023	2,088	6,286	8.00	07/15/2007	6,563
FNMA Series 1996-21, Class PJ				FHLMC Series 1461, Class H			
7,428	6.00	12/25/2010	7,749	3,760	6.50	01/15/2008	4,060
FNMA Series 2001-49, Class P				FHLMC Series 1755, Class M			
53	7.00	03/25/2027	53	570	6.00	05/15/2023	571
FNMA Series 2001-51, Class QL				FHLMC Series 1823, Class C			
2,007	6.00	01/25/2014	2,013	1,492	6.00	12/15/2008	1,563
FNMA Series 2001-57, Class PC				FHLMC Series 2152, Class AB			
4,712	6.50	09/25/2030	4,805	3,978	6.25	01/15/2026	4,025
FNMA Series 2002-08, Class PC				FHLMC Series 2358, Class VB			
4,558	6.50	01/25/2028	4,566	9,040	6.50	04/15/2014	9,082
FNMA Series 2002-14, Class PD				FHLMC Series 2367, Class BC			
18,764	6.00	10/25/2015	19,186	2,096	6.00	04/15/2016	2,155
FNMA Series 2002-15, Class PE				FHLMC Series 2543, Class AD			
10,000	6.00	10/25/2015	10,357	2,545	8.50	01/15/2016	2,755
FNMA Series 2002-55, Class QB				FHLMC Series 2663, Class KV			
3,477	5.50	08/25/2012	3,507	6,681	6.00	04/15/2012	6,946
GNMA Series 2000-16, Class PB				FNMA REMIC Trust Series 1992-53, Class G			
1,568	7.50	02/16/2028	1,623	1,794	7.00	04/25/2007	1,879
GNMA Series 2001-59, Class QJ				FNMA Series 1996-35, Class Z			
7,484	6.00	09/20/2028	7,617	3,278	7.00	07/25/2026	3,478
GNMA Series 2001-60, Class PK				FNMA Series 1998-57, Class U			
6,130	6.00	09/20/2028	6,229	968	6.00	03/25/2009	981
GNMA Series 2001-61, Class EA				FNMA Series 1998-M5, Class A			
9,142	6.00	09/16/2028	9,338	4,104	6.36	12/25/2006	4,387
GNMA Series 2001-64, Class PY				FNMA Series 1999-55, Class PA			
1,918	6.00	03/20/2029	1,927	304	7.00	06/18/2013	308
GNMA Series 2002-1, Class PB				FNMA Series 2000-32, Class Z			
6,548	6.00	02/20/2029	6,672	5,656	7.50	10/18/2030	6,021
GNMA Series 2002-3, Class LE				FNMA Series 2002-63, Class KB			
3,481	6.50	08/20/2030	3,547	4,438	4.75	02/25/2014	4,521
GNMA Series 2002-4, Class PL				FNMA Series 2002-73, Class AD			
9,087	6.00	04/16/2029	9,174	3,018	8.50	12/25/2015	3,263
Total PAC CMOs			$ 269,953	FNMA Series 2003-27, Class A			
				7,484	7.50	04/25/2018	8,087

The accompanying notes are an integral
part of these financial statements.

GOVERNMENT SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
Sequential Fixed Rate CMOs—(Continued)			
GNMA Series 2001-43, Class VB			
$ 4,000	6.00%	08/20/2017	$ 4,160
GNMA Series 2002-30, Class HA			
6,028	6.50	12/20/2028	6,048
Total Sequential Fixed Rate CMOs			$ 86,580
Support CMOs (1.3%)			
FHLMC Series 1605, Class E			
$ 19,038	6.50%	10/15/2008	$ 20,018
Targeted Amortization Class (TAC) CMOs (0.0%)			
FNMA Series 1993-66, Class E			
$ 611	7.00%	02/25/2023	$ 620
Total Collateralized Mortgage Obligations			$ 470,635
Total Mortgage-Backed Obligations (cost $933,863)			$ 931,035

Principal Amount	Interest Rate	Maturity Date	Value
Agency Debentures (9.0%)			
Federal Home Loan Bank			
$ 15,000	6.96%	06/15/2005	$ 16,079
11,000	2.10	11/21/2005	11,077
12,000	3.79	11/28/2008	12,045
Federal Home Loan Mortgage Corp.			
20,000	3.50	08/16/2005	20,208
20,000	2.75	05/05/2006	20,042
5,000	4.25	07/12/2006	5,053
6,600	5.38	08/16/2006	6,719
10,000	5.75	04/29/2009	10,074
Federal National Mortgage Association			
11,000	5.00	05/14/2007	11,086
13,000	7.01	08/04/2009	13,304
Small Business Administration			
1,090	1.83#	03/25/2014	1,093
Sri Lanka Aid			
10,000	1.42#	11/01/2024	9,946
Total Agency Debentures (cost $137,188)			$ 136,726

The accompanying notes are an integral part of these financial statements.

GOVERNMENT SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations (16.9%)			
United States Treasury Bond (0.9%)			
$ 11,000	6.88%	08/15/2025	$ 13,903
United States Treasury Notes (15.5%)			
$100,000	1.50%	02/28/2005	$ 100,352
56,200	1.25	05/31/2005	56,207
57,900	1.88	01/31/2006	58,196
20,600	1.63	02/28/2006	20,589
Total United States Treasury Notes…………………………			$ 235,344
United States Treasury Interest-Only Stripped Security@ (0.5%)			
$ 10,000	4.26%	05/15/2012	$ 7,226
Total U.S. Treasury Obligations (cost $255,776) ………………			$ 256,473
Total Investments Before Repurchase Agreement (cost $1,326,827) ………………			$1,324,234

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement (11.3%)			
Joint Repurchase Agreement Account II^			
$171,100	1.07%	03/01/2004	$ 171,100
Maturity Value: $171,115			
Total Repurchase Agreement (cost $171,100) ………………			$ 171,100
Total Investments (cost $1,497,927) ………………			$1,495,334

\# Variable rate securities. Coupon rates disclosed are those which are in effect at February 29, 2004.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

^ Repurchase agreement was entered into on February 27, 2004.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REMIC—Real Estate Mortgage Investment Conduit

The accompanying notes are an integral
part of these financial statements.

MORTGAGE SECURITIES PORTFOLIO

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value	Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations (83.5%)				**Mortgage-Backed Obligations—(Continued)**			
Fixed Rate Federal Home Loan Mortgage Corp. (FHLMC) Gold (15.6%)				*Fixed Rate FHLMC Gold—(Continued)*			
				$ 394	6.00%	01/01/2023	$ 412
$ 3,395	6.50%	03/01/2009	$ 3,629	677	6.00	06/01/2023	709
165	7.00	03/01/2009	176	10,409	6.00	10/01/2023	10,893
1,198	6.00	04/01/2009	1,272	1,620	7.00	06/01/2032	1,719
133	7.00	04/01/2009	142				
1,803	6.00	05/01/2009	1,914		Total Fixed Rate FHLMC Gold ..		$121,599
1,804	7.00	06/01/2009	1,921	*Fixed Rate Federal National Mortgage Association (FNMA) (32.9%)*			
5,117	6.00	03/01/2012	5,396				
102	7.00	03/01/2012	109	$ 7	7.50%	12/01/2006	$ 8
7,050	6.00	04/01/2012	7,434	21	6.00	09/01/2007	21
2,076	7.00	12/01/2012	2,212	3,100	6.50	09/01/2008	3,300
8,188	5.00	04/01/2013	8,419	1,416	6.00	12/01/2008	1,495
164	8.00	07/01/2014	179	3,544	6.50	04/01/2009	3,791
43,677	5.50	08/01/2014	45,777	153	6.00	11/01/2009	163
51	7.00	03/01/2015	54	33	7.50	09/01/2010	35
7,065	5.50	05/01/2015	7,405	13,747	6.00	12/01/2011	14,519
713	5.50	06/01/2017	744	8,302	6.00	01/01/2012	8,776
535	8.00	09/01/2017	585	2,706	6.00	04/01/2012	2,846
882	5.50	10/01/2017	920	2,760	6.00	05/01/2012	2,903
2,252	8.00	11/01/2017	2,447	3,438	6.00	06/01/2012	3,616
2,224	5.50	03/01/2018	2,321	128	7.50	07/01/2012	136
1,672	5.50	04/01/2018	1,745	6,743	6.00	09/01/2012	7,096
698	5.50	05/01/2018	728	2,969	5.00	10/01/2012	3,075
150	6.00	10/01/2018	157	1,159	5.00	11/01/2012	1,194
7,842	5.50	11/01/2018	8,177	4,264	6.00	11/01/2012	4,507
60	6.00	11/01/2018	63	1,103	5.00	01/01/2013	1,136
1,047	5.50	12/01/2018	1,092	15,567	5.50	01/01/2013	16,242
203	6.00	02/01/2021	213	781	6.00	01/01/2013	825
1,196	6.00	05/01/2021	1,252	6	8.00	01/01/2013	7
490	6.00	06/01/2021	513	6,594	5.00	02/01/2013	6,793
376	6.00	01/01/2022	394	5,228	5.00	03/01/2013	5,386
179	6.00	05/01/2022	188	831	6.00	05/01/2013	878
76	6.00	07/01/2022	79	1,208	6.50	06/01/2013	1,286
199	6.00	09/01/2022	209	351	6.50	07/01/2013	374

The accompanying notes are an integral
part of these financial statements.

17

TRUST FOR CREDIT UNIONS

MORTGAGE SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value	Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)				**Mortgage-Backed Obligations—(Continued)**			
Fixed Rate FNMA—(Continued)				*Fixed Rate FNMA—(Continued)*			
$ 228	6.50%	08/01/2013	$ 243	$ 5,098	6.00%	12/01/2018	$ 5,351
3,371	6.00	09/01/2013	3,564	4,521	6.00	01/01/2019	4,745
1,780	6.00	11/01/2013	1,881	63	6.00	02/01/2019	66
37	6.50	11/01/2013	40	1,610	6.00	04/01/2019	1,683
23,628	6.00	12/01/2013	24,975	337	6.00	05/01/2019	353
13	6.50	01/01/2014	14	3,601	6.50	11/01/2021	3,798
1,504	6.00	02/01/2014	1,590	406	6.00	10/01/2023	425
2,957	6.00	04/01/2014	3,124	13,445	6.00	11/01/2023	14,087
2,401	6.00	05/01/2014	2,536	2,141	6.00	01/01/2024	2,243
3,564	6.00	06/01/2014	3,766	1,193	7.00	08/01/2028	1,268
2,989	6.00	07/01/2014	3,158	2,587	7.00	11/01/2028	2,749
5,828	5.50	09/01/2014	6,103	274	7.00	02/01/2032	291
2,987	5.50	12/01/2014	3,130	683	7.00	05/01/2032	725
181	6.50	12/01/2014	192	2,755	7.00	09/01/2032	2,940
3,213	6.00	06/01/2015	3,394	3,078	6.50	06/01/2033	3,238
2,863	6.00	06/01/2017	3,019	Total Fixed Rate FNMA……….			$255,940
8,082	6.00	07/01/2017	8,524				
8,224	6.00	08/01/2017	8,674	*Fixed Rate Government National Mortgage Association (GNMA) (0.5%)*			
23,476	6.00	09/01/2017	24,761	$ 56	6.00%	07/15/2008	$ 60
949	6.00	11/01/2017	1,000	21	6.00	08/15/2008	23
84	6.50	11/01/2017	89	524	6.00	09/15/2008	562
168	6.50	01/01/2018	178	580	6.00	10/15/2008	622
51	6.00	02/01/2018	54	59	6.00	11/15/2008	63
254	6.50	02/01/2018	268	87	6.00	12/15/2008	93
6,296	5.50	05/01/2018	6,570	110	6.00	01/15/2009	118
640	6.00	05/01/2018	672	49	6.00	02/15/2009	53
2,025	5.50	06/01/2018	2,113	43	6.00	05/15/2009	45
41	6.00	08/01/2018	43	6	8.50	07/15/2009	6
38	6.00	09/01/2018	40	1	8.50	09/15/2009	2
1,662	5.50	10/01/2018	1,733	5	8.50	12/15/2009	6
131	6.50	10/01/2018	138	213	8.50	01/15/2010	235
2,198	5.50	11/01/2018	2,293	129	8.50	02/15/2010	142
3,394	6.00	11/01/2018	3,562	156	8.50	03/15/2010	172
124	5.50	12/01/2018	129				

The accompanying notes are an integral part of these financial statements.

18

MORTGAGE SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
Fixed Rate GNMA—(Continued)			
$ 56	8.50%	04/15/2010	$ 62
54	8.50	05/15/2010	60
149	8.50	06/15/2010	164
36	8.50	07/15/2010	39
65	8.50	08/15/2010	71
38	8.50	10/15/2010	42
114	8.50	11/15/2010	126
151	8.50	12/15/2010	166
136	8.50	09/15/2011	149
165	8.50	10/15/2011	180
132	8.50	03/15/2012	146
238	8.50	07/15/2012	260
Total Fixed Rate GNMA			$ 3,667
Collateralized Mortgage Obligations (CMOs) (34.5%)			
Adjustable Rate CMOs # (9.8%)			
Countrywide Home Loans Series 2003-37, Class 1A1			
$ 886	4.05%	08/25/2033	$ 892
DLJ Mortgage Acceptance Corp. Series 1993-Q3, Class A2			
116	4.71	03/25/2023	116
Federal Home Loan Mortgage Corp.			
5,984	3.62	08/01/2031	6,152
Federal National Mortgage Association			
855	6.09	05/01/2032	871
2,548	6.80	09/01/2032	2,567
3,322	5.25	02/01/2033	3,432
7,985	3.74	12/01/2033	8,126
7,773	3.80	12/01/2033	7,957
7,669	4.07	04/01/2034	7,813
715	4.65	08/01/2035	730
743	4.61	07/01/2036	758
2,485	4.62	07/01/2036	2,535
Mortgage-Backed Obligations—(Continued)			
Adjustable Rate CMOs—(Continued)			
Imperial Savings & Loan Association Series 1988-3, Class A			
$ 265	3.01%	01/25/2018	$ 272
Salomon Brothers Mortgage Securities VII, Inc. Series 1993-2, Class A1A			
413	3.53	03/25/2023	413
Salomon Brothers Mortgage Securities VII, Inc. Series 1994-20, Class A			
695	3.49	12/25/2024	718
Structured Asset Securities Corp. Series 2003-34A, Class 3A3			
7,590	4.70	11/25/2033	7,727
Structured Asset Securities Corp. Series 2003-37A, Class 3A7			
17,020	4.52	12/25/2033	17,210
Structured Asset Securities Corp. Series 2003-40A, Class 3A1			
7,649	4.62	01/25/2034	7,761
Total Adjustable Rate CMOs			$ 76,050
Regular Floater CMOs # (1.4%)			
CS First Boston Mortgage Securities Corp. Series 2004-AR2, Class 6A4			
$ 4,000	1.42%	03/25/2034	$ 4,000
FHLMC Series 1448, Class F			
2,202	2.53	12/15/2022	2,236
FNMA Series 1993-220, Class PF			
1,138	3.50	09/25/2013	1,147
Sequoia Mortgage Trust Series 2004-2, Class A			
4,000	1.45	03/20/2034	4,000
Total Regular Floater CMOs.....			$ 11,383

The accompanying notes are an integral part of these financial statements.

19

MORTGAGE SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
Planned Amortization Class (PAC) CMOs (12.3%)			
FHLMC Series 043, Class PF			
$ 487	6.50%	02/17/2021	$ 487
FHLMC Series 1506, Class PI			
4,837	6.75	05/15/2008	5,226
FHLMC Series 1661, Class PJ			
14,000	6.50	01/15/2009	15,053
FHLMC Series 1693, Class H			
13,730	6.00	12/15/2008	14,213
FHLMC Series 1720, Class PJ			
2,615	7.25	01/15/2024	2,765
FHLMC Series 2423, Class MB			
7,423	7.00	07/15/2030	7,543
FHLMC Series 2498, Class PT			
12,000	5.00	10/15/2014	12,273
FNMA REMIC Trust 1992-193, Class HB			
11,176	6.50	11/25/2007	11,720
FNMA REMIC Trust Series 1994-23, Class PE			
1,761	6.00	08/25/2022	1,795
FNMA Series 2001-51, Class QL			
1,026	6.00	01/25/2014	1,030
FNMA Series 2001-57, Class PC			
2,356	6.50	09/25/2030	2,403
FNMA Series 2002-22, Class VB			
3,125	6.50	08/25/2009	3,282
GNMA REMIC Trust Series 2002-45, Class QD			
5,000	6.50	06/20/2031	5,227
GNMA Series 2001-59, Class QJ			
3,742	6.00	09/20/2028	3,808
GNMA Series 2001-60, Class PK			
3,065	6.00	09/20/2028	3,114

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
PAC CMOs—(Continued)			
GNMA Series 2002-1, Class PB			
$ 3,447	6.00%	02/20/2029	$ 3,512
GNMA Series 2002-3, Class LE			
1,874	6.50	08/20/2030	1,910
Structured Mortgage Securities Corp. Series 1994-1, Class A2			
80	6.56	05/25/2009	80
Total PAC CMOs			$ 95,441
Sequential Fixed Rate CMOs (8.9%)			
American Housing Trust Series VI, Class 1-I			
$ 3,027	9.15%	05/25/2020	$ 3,041
Countrywide Alternative Loan Trust Series 2002-4, Class 1A3			
34	6.50	05/25/2032	34
FHLMC Series 1301, Class F			
234	7.00	03/15/2007	235
FHLMC Series 1342, Class H			
2,870	7.50	08/15/2007	2,979
FHLMC Series 1980, Class Z			
3,222	7.00	07/15/2027	3,440
FHLMC Series 2236, Class Z			
14,356	8.50	06/15/2030	16,077
FHLMC Series 2281, Class VD			
8,185	6.00	08/15/2018	8,545
FHLMC Series 2417, Class VK			
5,000	6.00	07/15/2018	5,249
First Nationwide Trust Series 1999-1, Class 2A7			
3,149	6.50	03/25/2029	3,247

The accompanying notes are an integral part of these financial statements.

MORTGAGE SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Obligations—(Continued)			
Sequential Fixed Rate CMOs—(Continued)			
FNMA REMIC Trust Series 1988-12, Class A			
$ 674	6.04%	02/25/2018	$ 784
FNMA REMIC Trust Series 1992-4, Class H			
1,985	7.50	02/25/2007	2,075
FNMA REMIC Trust Series 1992-53, Class G			
2,192	7.00	04/25/2007	2,297
FNMA REMIC Trust Series 1993-035, Class H			
1,555	6.75	02/25/2008	1,608
FNMA REMIC Trust Series 1993-131, Class Z			
1,600	7.00	07/25/2008	1,680
FNMA Series 2001-42, Class HG			
2,124	10.00	09/25/2016	2,388
FNMA Series 2002-63, Class KB			
4,438	4.75	02/25/2014	4,521
FNMA Series G92-44, Class Z			
4,584	8.00	07/25/2022	5,039
GNMA Series 2001-62, Class BL			
3,000	6.50	11/16/2017	3,184
Master Seasoned Securities Trust Series 2003-1, Class 1A1			
304	7.00	02/25/2033	309
PNC Mortgage Securities Corp. Series 1998-5, Class 3A1			
825	6.63	06/25/2013	824
Salomon Brothers Mortgage Securities VII, Inc. Series 1999-6, Class A1			
15	6.50	12/20/2029	15
Structured Asset Securities Corp. Series 2002-3, Class 2A1			
$ 1,542	6.50%	03/25/2032	$ 1,578
Total Sequential Fixed Rate CMOs			$ 69,149
Other—CMO (2.1%)			
Bear Stearns Alt-A Trust Series 2004-3, Class A1			
$ 9,889	1.41%	04/25/2034	$ 9,889
Greenwich Capital Series 2004-1, Class 1A1			
6,798	1.39	03/19/2034	6,798
Total Other—CMO			$ 16,687
Total Collateralized Mortgage Obligations			$268,710
Total Mortgage-Backed Obligations (cost $648,196)			$649,916
Agency Debentures (2.3%)			
Federal Home Loan Bank			
$ 5,000	3.50%	08/15/2006	$ 5,166
13,000	2.63	05/15/2007	13,039
Total Agency Debentures (cost $18,092)			$ 18,205
U.S. Treasury Obligations (11.8%)			
United States Treasury Bonds (1.0%)			
$ 2,700	8.88%	08/15/2017	$ 3,913
3,100	6.88	08/15/2025	3,918
Total United States Treasury Bonds			$ 7,831

The accompanying notes are an integral part of these financial statements.

MORTGAGE SECURITIES PORTFOLIO—(Continued)

STATEMENT OF INVESTMENTS
February 29, 2004
(Unaudited)
($ in Thousands)

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations—(Continued)			
United States Treasury Notes (4.8%)			
$ 18,900	1.88%	01/31/2006	$ 18,997
6,700	1.63	02/28/2006	6,696
11,000	2.63	11/15/2006	11,180
Total United States Treasury Notes			$ 36,873
United States Treasury Interest-Only Stripped Security@ (6.0%)			
$ 4,000	4.20%	02/15/2012	$ 2,933
48,300	4.26	05/15/2012	34,899
14,000	4.57	02/15/2014	9,133
Total United States Treasury Interest-Only Stripped Security			$ 46,965
Total U.S. Treasury Obligations (cost $90,570)			$ 91,669
Total Investments Before Repurchase Agreement (cost $756,858).....................			$759,790
Repurchase Agreement (6.8%)			
Joint Repurchase Agreement Account II^			
$ 52,800	1.07%	03/01/2004	$ 52,800
Maturity Value: $52,805			
Total Repurchase Agreement (cost $52,800)			$ 52,800
Total Investments (cost $809,658)..			$812,590

\# Variable rate securities. Coupon rates disclosed are those which are in effect at February 29, 2004.

@ Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

^ Repurchase agreement was entered into on February 27, 2004.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REMIC—Real Estate Mortgage Investment Conduit

The accompanying notes are an integral
part of these financial statements.

TRUST FOR CREDIT UNIONS

STATEMENTS OF ASSETS AND LIABILITIES
February 29, 2004
(Unaudited)

	Money Market Portfolio	Government Securities Portfolio	Mortgage Securities Portfolio
ASSETS			
Investment in unaffiliated securities, at value (identified cost $518,408,607, $1,326,827,412 and $756,858,414, respectively)	$ 518,408,607	$1,324,233,861	$759,790,205
Repurchase agreements—unaffiliated issuers	595,400,000	171,100,000	52,800,000
Repurchase agreements—affiliated issuers	45,000,000	—	—
Cash	6,015	64,611	4,228,661
Receivables:			
Investment securities sold	—	39,265,514	32,860,100
Interest	785,526	6,766,566	3,237,766
Fund shares sold	770,019	—	—
Other assets	54,366	30,737	14,834
Total assets	1,160,424,533	1,541,461,289	852,931,566
LIABILITIES			
Payables:			
Investment securities purchased	—	20,571,658	72,628,106
Dividends	372,467	2,611,048	1,883,858
Advisory fees	58,135	238,829	122,848
Administration fees	16,610	119,414	30,712
Accrued expenses	84,852	36,255	52,179
Total liabilities	532,064	23,577,204	74,717,703
NET ASSETS			
Paid-in capital	1,159,892,469	1,553,007,672	785,941,343
Accumulated distributions in excess of net investment income	—	(4,767,734)	(1,306,129)
Accumulated net realized loss on investment transactions	—	(27,762,302)	(9,353,142)
Net unrealized gain (loss) on investments	—	(2,593,551)	2,931,791
Net assets	$1,159,892,469	$1,517,884,085	$778,213,863
Net asset value & public offering price per Unit (net assets/Units outstanding)	$ 1.00	$ 9.57	$ 9.82
UNITS OUTSTANDING			
Total Units outstanding, $0.001 par value (unlimited number of Units authorized)	1,159,892,469	158,625,521	79,243,272

The accompanying notes are an integral
part of these financial statements.

23

TRUST FOR CREDIT UNIONS

STATEMENTS OF OPERATIONS
For the Six Months Ended February 29, 2004
(Unaudited)

	Money Market Portfolio	Government Securities Portfolio	Mortgage Securities Portfolio
Investment income:			
Interest income–unaffiliated	$5,649,213	$19,536,340	$14,508,919
Interest income–affiliated	24,700	—	—
Total income	$5,673,913	$19,536,340	$14,508,919
Expenses:			
Advisory fees	865,876	1,493,138	771,391
Administration fees	527,525	746,569	192,848
Custodian and accounting fees	87,037	118,345	100,443
Trustees' fees	28,341	25,425	12,784
Professional fees	24,110	23,035	17,768
Printing fees	9,000	7,750	4,998
Registration fees	3,441	4,980	4,378
Transfer Agent fees	—	2,728	1,173
Other expenses	8,000	27,472	18,293
Total expenses	1,553,330	2,449,442	1,124,076
Less—expense reductions	(918,824)	(1,610)	(2,649)
Net expenses	634,506	2,447,832	1,121,427
Net investment income	5,039,407	17,088,508	13,387,492
Net realized gain (loss) on investment transactions	7,733	(2,685,261)	1,217,921
Net change in unrealized gain on investments	—	6,612,569	7,311,622
Net increase in net assets resulting from operations	$5,047,140	$21,015,816	$21,917,035

The accompanying notes are an integral
part of these financial statements.

TRUST FOR CREDIT UNIONS

STATEMENTS OF CHANGES IN NET ASSETS
For the Six Months Ended February 29, 2004
(Unaudited)

	Money Market Portfolio	Government Securities Portfolio	Mortgage Securities Portfolio
From operations:			
Net investment income	$ 5,039,407	$ 17,088,508	$ 13,387,492
Net realized gain (loss) on investment transactions	7,733	(2,685,261)	1,217,921
Net change in unrealized gain on investments	—	6,612,569	7,311,622
Net increase in net assets resulting from operations	5,047,140	21,015,816	21,917,035
Distributions to Unitholders:			
From net investment income	(5,047,140)	(23,518,076)	(15,025,013)
Total distributions to Unitholders	(5,047,140)	(23,518,076)	(15,025,013)
From Unit Transactions:			
Proceeds from sales of Units	4,826,883,993	66,725,000	9,636,376
Reinvestment of dividends and distributions	2,767,002	7,998,958	3,795,154
Cost of Units repurchased	(4,892,764,194)	(42,331,326)	(37,098,469)
Net increase (decrease) in net assets resulting from Unit transactions	(63,113,199)	32,392,632	(23,666,939)
Total increase (decrease)	(63,113,199)	29,890,372	(16,774,917)
Net assets:			
Beginning of period	1,223,005,668	1,487,993,713	794,988,780
End of period	$ 1,159,892,469	$1,517,884,085	$778,213,863
Accumulated distributions in excess of net investment income	$ —	$ (4,767,734)	$ (1,306,129)
Summary of Unit Transactions:			
Units sold	4,826,883,993	6,965,319	984,837
Reinvestment of dividends and distributions	2,767,002	835,551	387,972
Units repurchased	(4,892,764,194)	(4,421,608)	(3,790,073)
Net increase (decrease) in Units outstanding	(63,113,199)	3,379,262	(2,417,264)

The accompanying notes are an integral
part of these financial statements.

25

TRUST FOR CREDIT UNIONS

STATEMENTS OF CHANGES IN NET ASSETS
For the Year Ended August 31, 2003

	Money Market Portfolio	Government Securities Portfolio	Mortgage Securities Portfolio
From operations:			
Net investment income	$ 20,952,668	$ 33,706,629	$ 21,437,490
Net realized gain (loss) on investment transactions	—	(365,369)	1,110,404
Net change in unrealized loss on investments	—	(10,559,226)	(9,953,967)
Net increase in net assets resulting from operations	20,952,668	22,782,034	12,593,927
Distributions to Unitholders:			
From net investment income	(20,952,668)	(43,583,177)	(26,781,905)
Total distributions to Unitholders	(20,952,668)	(43,583,177)	(26,781,905)
From Unit Transactions:			
Proceeds from sales of Units	12,560,017,374	447,800,100	479,741,535
Reinvestment of dividends and distributions	10,397,989	13,526,419	7,499,843
Cost of Units repurchased	(13,163,954,758)	(9,960,860)	(55,816,894)
Net increase (decrease) in net assets resulting from Unit transactions	(593,539,395)	451,365,659	431,424,484
Total increase (decrease)	(593,539,395)	430,564,516	417,236,506
Net assets:			
Beginning of year	1,816,545,063	1,057,429,197	377,752,274
End of year	$ 1,223,005,668	$1,487,993,713	$794,988,780
Accumulated undistributed net investment income	$ —	$ 1,661,834	$ 331,392
Summary of Unit Transactions:			
Units sold	12,560,017,374	46,205,705	48,483,076
Reinvestment of dividends and distributions	10,397,989	1,397,232	759,892
Units repurchased	(13,163,954,758)	(1,031,732)	(5,618,948)
Net increase (decrease) in Units outstanding	(593,539,395)	46,571,205	43,624,020

The accompanying notes are an integral
part of these financial statements.

26

TRUST FOR CREDIT UNIONS

MONEY MARKET PORTFOLIO
FINANCIAL HIGHLIGHTS

SELECTED DATA FOR A UNIT OUTSTANDING THROUGHOUT EACH PERIOD

	Net asset value, beginning of period	Income from investment operations[a] — Net investment income	Distributions to unitholders — From net investment income	Net asset value, end of period	Total return[b]	Net assets at end of period (000)'s	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions — Ratio of total expenses to average net assets	Ratios assuming no expense reductions — Ratio of net investment income to average net assets
Six months ended (Unaudited):										
2/29/04............	$1.00	$0.005	$(0.005)	$1.00	0.48%	$1,159,892	0.12%[c]	0.96%[c]	0.29%[c]	0.79%[c]
Years ended:										
8/31/03............	1.00	0.01	(0.01)	1.00	1.25	1,223,006	0.11	1.25	0.28	1.08
8/31/02............	1.00	0.02	(0.02)	1.00	1.99	1,816,545	0.11	1.97	0.28	1.80
8/31/01............	1.00	0.05	(0.05)	1.00	5.42	1,981,814	0.11	4.80	0.28	4.63
8/31/00............	1.00	0.06	(0.06)	1.00	5.95	446,474	0.12	5.71	0.30	5.53
8/31/99............	1.00	0.05	(0.05)	1.00	5.09	1,068,369	0.13	4.94	0.30	4.77

[a] Calculated based on average units outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one year are not annualized.
[c] Annualized.

The accompanying notes are an integral
part of these financial statements.

TRUST FOR CREDIT UNIONS

GOVERNMENT SECURITIES PORTFOLIO
FINANCIAL HIGHLIGHTS

SELECTED DATA FOR A UNIT OUTSTANDING THROUGHOUT EACH PERIOD

		Income from investment operations			Distributions to unitholders						
	Net asset value, beginning of period	Net investment income	Net realized and unrealized gain (loss) on investments	Total from investment operations	From net investment income	Net asset value, end of period	Total return[b]	Net assets at end of period (000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Portfolio turnover rate[c]
Six months ended (Unaudited):											
2/29/04	$9.58	$0.11[a]	$ 0.03	$0.14	$(0.15)	$9.57	1.47%	$1,517,884	0.33%[e]	2.29%[e]	49%
Years ended:											
8/31/03	9.73	0.26[a]	(0.07)	0.19	(0.34)	9.58	1.97	1,487,994	0.33	2.70	128
8/31/02	9.72	0.38[a][d]	0.09 [d]	0.47	(0.46)	9.73	4.94	1,057,429	0.34	3.88[d]	122
8/31/01	9.63	0.61[a]	0.08	0.69	(0.60)	9.72	7.38	607,213	0.34	6.27	35
8/31/00	9.65	0.59[a]	(0.04)	0.55	(0.57)	9.63	5.90	539,803	0.34	6.15	61
8/31/99	9.79	0.54	(0.14)	0.40	(0.54)	9.65	4.25	693,157	0.33	5.60	153

(a) Calculated based on average units outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one year are not annualized.
(c) Includes the effect of mortgage dollar roll transactions, if any.
(d) As required, effective September 1, 2001, the Portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium and discount on all debt securities and reclassifying all paydown losses to income. The effect of these changes for the year ended August 31, 2002 was to decrease net investment income per unit by $0.05, increase net realized and unrealized gains and losses per unit by $0.05, and decrease the ratio of net investment income to average net assets by 0.53%. Per unit data for years prior to September 1, 2001 have not been restated to reflect this change in presentation.
(e) Annualized.

The accompanying notes are an integral part of these financial statements.

28

TRUST FOR CREDIT UNIONS

MORTGAGE SECURITIES PORTFOLIO
FINANCIAL HIGHLIGHTS

SELECTED DATA FOR A UNIT OUTSTANDING THROUGHOUT EACH PERIOD

| | Net asset value, beginning of period | Income from investment operations | | | Distributions to unitholders | Net asset value, end of period | Total return[b] | Net assets at end of period (000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Portfolio turnover rate[c] |
		Net investment income	Net realized and unrealized gain (loss) on investments	Total from investment operations	From net investment income						
Six months ended (Unaudited):											
2/29/04	$9.74	$0.17[a]	$ 0.10	$0.27	$(0.19)	$9.82	2.79%	$778,214	0.29%[e]	3.47%[e]	110%
Years ended:											
8/31/03	9.93	0.36[a]	(0.09)	0.27	(0.46)	9.74	2.74	794,989	0.30	3.64	275
8/31/02	9.84	0.51[a][d]	0.12[d]	0.63	(0.54)	9.93	6.60	377,752	0.31	5.14[d]	170
8/31/01	9.56	0.62[a]	0.27	0.89	(0.61)	9.84	9.60	481,266	0.30	6.35	164
8/31/00	9.57	0.60[a]	(0.02)	0.58	(0.59)	9.56	6.30	455,283	0.30	6.27	84
8/31/99	9.90	0.57	(0.33)	0.24	(0.57)	9.57	2.51	492,605	0.29	5.87	168

[a] Calculated based on average units outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one year are not annualized.

[c] Includes the effect of mortgage dollar roll transactions, if any.

[d] As required, effective September 1, 2001, the Portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began reclassifying all paydown losses to income. The effect of this change for the year ended August 31, 2002 was to decrease net investment income per unit by $0.04, increase net realized and unrealized gains and losses per unit by $0.04, and decrease the ratio of net investment income to average net assets by 0.43%. Per unit data for years prior to September 1, 2001 have not been restated to reflect this change in presentation.

[e] Annualized.

The accompanying notes are an integral
part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

February 29, 2004
(Unaudited)

1.   Organization

Trust for Credit Unions is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as an open-end management investment company consisting of three diversified portfolios: Money Market Portfolio, Government Securities Portfolio and Mortgage Securities Portfolio (collectively, "the Portfolios" or individually, a "Portfolio"). Units of the Portfolios are offered for sale solely to state and federally chartered credit unions.

2.   Summary of Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Portfolios. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A.   *Investment Valuation*

For the Government Securities and Mortgage Securities Portfolios, investments in mortgage-backed, asset-backed and U.S. Treasury obligations for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Portfolios' Board of Trustees. Securities of the Money Market Portfolio and short-term debt obligations maturing in sixty days or less for the Government Securities Portfolio and Mortgage Securities Portfolio are valued at amortized cost, which approximates market value.

B.   *Security Transactions and Investment Income*

Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Market discounts and market premiums on debt securities are amortized to interest income over the life of the security with a corresponding adjustment in the cost basis of that security. For the Government Securities Portfolio and Mortgage Securities Portfolio, premiums on interest-only securities and on collateralized mortgage obligations with nominal principal amounts are amortized on an effective yield basis over the expected life of the respective securities. All paydown gains and losses are classified

NOTES TO FINANCIAL STATEMENTS—(Continued)

February 29, 2004
(Unaudited)

2. Summary of Significant Accounting Policies—(Continued)

as interest income in the accompanying Statements of Operations. Certain mortgage security paydown gains and losses are taxable as ordinary income. Such paydown gains and losses increase or decrease taxable ordinary income available for distribution. Original issue discounts ("OID") on debt securities are accreted to interest income over the life of the security with a corresponding increase in the cost basis of that security.

C. Federal Taxes

It is each Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its unitholders. Accordingly, no federal tax provisions are required. Income distributions to unitholders are recorded on ex-dividend date, declared daily and paid monthly by the Portfolios.

The characterization of distributions to unitholders for financial reporting purposes is determined in accordance with federal income tax rules. Therefore, the source of a Portfolio's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gains, or from paid-in capital depending on the type of book/tax differences that may exist.

D. Expenses

Expenses incurred by the Portfolios that do not specifically relate to an individual Portfolio are generally allocated to the Portfolios based on each Portfolio's relative average net assets for the period.

E. Repurchase Agreements

Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price.

During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Portfolios, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Portfolios' custodian or designated subcustodians under triparty repurchase agreements.

NOTES TO FINANCIAL STATEMENTS—(Continued)

February 29, 2004
(Unaudited)

2. Summary of Significant Accounting Policies—(Continued)

F.   When-Issued Securities

Consistent with National Credit Union Association (NCUA) rules and regulations, the Government Securities and Mortgage Securities Portfolios may purchase or sell securities in when-issued transactions. The value of a when-issued security sale is recorded as a liability on the Portfolios' records with the difference between its market value and cash proceeds received being recorded as an unrealized gain or loss. Gains or losses are realized upon delivery of the security sold.

3. Agreements

Goldman Sachs Asset Management, L.P. ("GSAM"), an affiliate of Goldman, Sachs & Co. ("Goldman Sachs"), serves as investment adviser pursuant to an Advisory Agreement ("the Agreement") with the Portfolios. Under the Agreement, GSAM manages the Portfolios, subject to the general supervision of the Trust's Board of Trustees. As compensation for services rendered pursuant to the Agreement and the assumption of the expenses related thereto, GSAM is entitled to a fee, computed daily and payable monthly, at the following annual rates as a percentage of each respective Portfolio's average daily net assets:

Portfolio	Asset levels	Fee
Money Market	up to $300 million	0.20%
	in excess of $300 million	0.15
Government Securities	All	0.20
Mortgage Securities	All	0.20

GSAM has voluntarily agreed to limit its advisory fee with respect to the Money Market Portfolio to 0.07% of average daily net assets. This voluntary limitation may be modified or eliminated by GSAM in the future at its discretion. For the six months ended February 29, 2004, GSAM waived advisory fees amounting to approximately $497,000.

Callahan Credit Union Financial Services Limited Liability Limited Partnership ("CUFSLP") serves as the Portfolios' administrator pursuant to an Administration Agreement. Callahan Financial Services, Inc. serves as a general partner to CUFSLP, and 40 major credit unions are limited partners. Under the Administration Agreement, CUFSLP, subject to the general supervision of the Portfolios' Trustees, provides certain administrative services to the Portfolios. As compensation for services rendered under the Administration Agreement, CUFSLP is entitled to the following fees, computed daily and payable

3. Agreements—(Continued)

monthly, at the following annual rates as a percentage of each respective Portfolio's average daily net assets:

Portfolio	Fee
Money Market	0.10%
Government Securities...	0.10
Mortgage Securities	0.05

CUFSLP has voluntarily agreed to limit its administration fee with respect to the Money Market Portfolio to 0.02% of average daily net assets. This voluntary limitation may be modified or eliminated by CUFSLP in the future at its discretion. For the six months ended February 29, 2004, CUFSLP waived administration fees amounting to approximately $422,000.

CUFSLP has agreed that to the extent the total annualized expenses (excluding interest, taxes, brokerage and extraordinary expenses) (the "Expenses") of the Money Market Portfolio exceed 0.20% of the average daily net assets, CUFSLP will either reduce the administration fees otherwise payable or pay such Expenses of the Money Market Portfolio. For the six months ended February 29, 2004, no expenses were required to be reimbursed by CUFSLP under this agreement.

CUFSLP and GSAM have each voluntarily agreed to limit the other annualized ordinary expenses (excluding advisory fees, administration fees, interest, taxes, brokerage and extraordinary expenses) of the Government Securities Portfolio such that CUFSLP will reimburse expenses that exceed 0.05% up to 0.10% of the Government Securities Portfolio's average daily net assets, and GSAM will reimburse expenses that exceed 0.10% up to 0.15% of the Government Securities Portfolio's average daily net assets. For the six months ended February 29, 2004, no expenses were required to be reimbursed by CUFSLP or GSAM under this agreement.

In addition, the Portfolios have entered into certain expense offset arrangements with the custodian resulting in a reduction in the Portfolios' expenses. For the six months ended February 29, 2004, custody fee reductions for the Money Market, Government Securities and Mortgage Securities Portfolios amounted to approximately $200, $1,600 and $2,600, respectively.

Callahan Financial Services, Inc. and Goldman Sachs serve as exclusive distributors of Units of the Portfolios. For the six months ended February 29, 2004, neither party received any compensation for this service. Goldman Sachs also serves as Transfer Agent of the Portfolios and receives a fee from the Government Securities and Mortgage Securities Portfolios.

NOTES TO FINANCIAL STATEMENTS—(Continued)

February 29, 2004
(Unaudited)

4. Investment Transactions

The cost of purchases and proceeds of sales and maturities of long-term securities for the Government Securities Portfolio and Mortgage Securities Portfolio for the six months ended February 29, 2004 were as follows ($ in thousands):

	Government Securities Portfolio	Mortgage Securities Portfolio
Purchases of U.S. Government and agency obligations	$1,046,092	$891,749
Purchases (excluding U.S. Government and agency obligations)	40,163	59,077
Sales or maturities of U.S. Government and agency obligations	663,483	798,396
Sales or maturities (excluding U.S. Government and agency obligations)	1,652	45,535

5. Line of Credit Facility

The Portfolios participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Portfolio must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Portfolios based on the amount of the commitment which has not been utilized. During the six months ended February 29, 2004, the Portfolios did not have any borrowings under this facility.

6. Other Matters

Pursuant to exemptive relief granted by the Securities and Exchange Commission ("SEC") and the terms and conditions contained therein, the Money Market Portfolio may enter into certain principal transactions, including repurchase agreements, with Goldman Sachs.

7. Joint Repurchase Agreement Accounts

Pursuant to exemptive relief granted by the SEC and the terms and conditions contained therein, the Portfolios, together with other registered investment companies having advisory agreements with GSAM, may transfer uninvested cash balances into joint accounts, the daily aggregate balances of which are invested in repurchase agreements.

As of February 29, 2004, the Money Market Portfolio had an undivided interest in the repurchase agreements in Joint Repurchase Agreement Account I which equaled $135,400,000 in principal amount.

NOTES TO FINANCIAL STATEMENTS—(Continued)

February 29, 2004
(Unaudited)

7. Joint Repurchase Agreement Accounts—(Continued)

As of February 29, 2004, the following repurchase agreements in Joint Repurchase Agreement Account I were fully collateralized by U.S. Treasury obligations.

Joint Repurchase Agreement Account I

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
ABN AMRO, Inc.	$ 500,000,000	1.00%	03/01/2004	$ 500,041,667
Banc of America Securities LLC..............	800,000,000	1.00	03/01/2004	800,066,667
Credit Suisse First Boston Corp.	250,000,000	1.00	03/01/2004	250,020,833
Deutsche Bank Securities, Inc.	425,000,000	1.05	03/01/2004	425,037,188
Greenwich Capital Markets	400,000,000	1.01	03/01/2004	400,033,667
J.P. Morgan Chase & Co.	1,000,000,000	1.03	03/01/2004	1,000,085,833
UBS LLC..	1,046,100,000	1.00	03/01/2004	1,046,187,175
TOTAL	**$4,421,100,000**			**$4,421,473,030**

As of February 29, 2004, the Money Market Portfolio, the Government Securities Portfolio and the Mortgage Securities Portfolio had undivided interests in the repurchase agreements in Joint Repurchase Agreement Account II which equaled $410,000,000, $171,100,000 and $52,800,000, respectively, in principal amount. As of February 29, 2004, the repurchase agreements in Joint Repurchase Agreement Account II were fully collateralized by Federal Agency obligations.

Joint Repurchase Agreement Account II

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC..............	$ 1,550,000,000	1.07%	03/01/2004	$ 1,550,138,208
Deutsche Bank Securities, Inc.	600,000,000	1.06	03/01/2004	600,053,000
Greenwich Capital Markets	500,000,000	1.06	03/01/2004	500,044,167
J.P. Morgan Chase & Co.	523,600,000	1.08	03/01/2004	523,647,124
Lehman Brothers, Inc.	500,000,000	1.08	03/01/2004	500,045,000
Morgan Stanley	400,000,000	1.08	03/01/2004	400,036,000
UBS LLC..	1,400,000,000	1.06	03/01/2004	1,400,123,667
UBS LLC..	200,000,000	1.07	03/01/2004	200,017,833
Westdeutsche Landesbank AG................	550,000,000	1.07	03/01/2004	550,049,042
TOTAL	**$6,223,600,000**			**$6,224,154,041**

8. Additional Tax Information

As of the most recent fiscal year ended August 31, 2003, the Portfolios' capital loss carryforwards and certain timing differences on a tax basis were as follows:

	Government Securities Portfolio	Mortgage Securities Portfolio
Timing differences (dividends payable and post October losses)................	$(15,307,207)	$(4,629,029)
Capital loss carryforward	(12,226,965)	(7,798,635)
Capital loss carryforward years of expiration.....................................	2004-2011	2004-2011

There were no significant book to tax differences for the Money Market Portfolio.

The amortized cost for the Money Market Portfolio stated in the accompanying Statements of Assets and Liabilities also represents aggregate cost for U.S. federal income tax purposes. At February 29, 2004, the Portfolios' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes were as follows:

	Government Securities Portfolio	Mortgage Securities Portfolio
Tax cost..	$1,498,958,098	$809,677,015
Gross unrealized gain...	4,526,156	6,306,645
Gross unrealized loss	(8,150,393)	(3,393,455)
Net unrealized security gain (loss)	$ (3,624,237)	$ 2,913,190

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

9. Subsequent Events

On March 22, 2004, the Board of Trustees of the Trust for Credit Unions approved the change of the name of the Government Securities Portfolio to the Ultra Short Duration Government Portfolio and approved the change of the name of the Mortgage Securities Portfolio to the Short Duration Portfolio.



TRUST

for Credit Unions



Administrator
Callahan Credit Union Financial Services, Inc.,
Limited Liability Limited Partnership

Investment Adviser
Goldman Sachs Asset Management, L.P.,
an affiliate of Goldman, Sachs & Co.

Transfer Agent
Goldman, Sachs & Co.

Distributors
Callahan Financial Services, Inc.
Goldman, Sachs & Co.

Independent Auditors
PricewaterhouseCoopers LLP

Return address:
Goldman Sachs Funds
4900 Sears Tower, 51st Floor
Chicago, IL 60606

Goldman Sachs **Asset Management**

Goldman Sachs Funds
4900 Sears Tower, 51st Floor, Chicago, IL 60606



PRSRT STD
U.S. POSTAGE PAID
BOWNE FULFILLMENT
SOLUTIONS

TCUSAR04

Goldman Sachs
Asset Management

ITEM 2.   CODE OF ETHICS.

(a) As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics").

(b) During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

(c) During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

(a) The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. D. Michael Riley is the "audit committee financial expert" and is "independent" (as each item is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to the semi-annual report for the period ended February 29, 2004.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   SCHEDULE OF INVESTMENTS

Not applicable to the semi-annual report for the period ended February 29, 2004.

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There have been no material changes to the procedures by which shareholders may recommend nominees to the registrant's board of trustees.

ITEM 10.   CONTROLS AND PROCEDURES.

(a) The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

(b) There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

(a)(1)   Trust for Credit Unions' Code of Ethics for Principal Executive and Senior Financial Officers is incorporated by reference to Exhibit 10(a)(1) of the registrant's Form N-CSR filed on November 7, 2003 (Accession Number 0000950123-03-012301).

(a)(2) Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith

Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trust For Credit Unions

By: /s/ CHARLES W. FILSON

             Charles W. Filson
             President/Principal Executive Officer of
             Trust For Credit Unions

Date: April 16, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ CHARLES W. FILSON

             Charles W. Filson
             President/Principal Executive Officer of
             Trust For Credit Unions

Date: April 16, 2004

By: /s/ JOHN M. PERLOWSKI

             John M. Perlowski
             Treasurer/Principal Financial Officer of
             Trust For Credit Unions

Date: April 23, 2004